UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                  FORM U-12(I)-B (ANNUAL STATEMENT)
                         Calendar Year 2003

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
  (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1. Name and business address of person filing statement.

   C. John Wilder, 639 Loyola Avenue, New Orleans, LA 70113

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

   None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

   Refer to companies listed in Item 4

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

   Director of:
   Entergy Services, Inc.
   Entergy Arkansas, Inc.
   Entergy Gulf States, Inc.
   Entergy Louisiana, Inc.
   Entergy Mississippi, Inc.
   Entergy New Orleans, Inc.
   Entergy Holdings, Inc.
   Entergy Nuclear Fuels Company
   Entergy Nuclear Generation Company
   Entergy Nuclear Holding Company
   Entergy Nuclear Holding Company #1
   Entergy Nuclear Holding Company #3
   Entergy Nuclear New York Investment Company I
   Entergy Nuclear New York Investment Company II
   Entergy Nuclear New York Investment Company III
   Entergy Nuclear Operations, Inc.
   Entergy Nuclear PFS Company
   Entergy Nuclear Potomac Company
   Entergy Nuclear Vermont Investment Company
   Entergy Nuclear, Inc.
   Entergy Operations Services, Inc.
   Entergy Operations, Inc.
   Entergy Power International Holdings Corporation
   Entergy Procurement Exchange Holding Corporation
   Entergy PTB Holding Company
   Entergy Resources, Inc.
   Entergy Retail Holding Company
   Entergy Retail Texas, Inc.
   Entergy Technology Company
   Entergy Technology Holding Company
   Entergy Ventures Holding Company, Inc.
   Entergy Victoria, Inc.
   Entergy Wireless Company
   GSG&T, Inc.
   Southern Gulf Railway Company
   System Energy Resources, Inc.
   System Fuels, Inc.
   TLG Services, Inc.
   Entergy Enterprises
   EN Services I Corporation
   Entergy Global Power Operations Corporation
   Entergy Power, Inc.
   Entergy Power Ventures Corp II

   Chairman of the Board of:
   Entergy Technology Company
   Entergy Wireless Company

   Executive Vice President and Chief Financial Officer of:
   Entergy Corporation
   Entergy Services, Inc.
   Entergy Commerce, Inc.
   Entergy Indian Point Peaking Facility, LLC
   Entergy MHK Retail LLC
   Entergy Nuclear Environmental Services, LLC
   Entergy Nuclear Fitzpatrick, LLC
   Entergy Nuclear Fuels Company
   Entergy Nuclear Generation Company
   Entergy Nuclear Holding Company
   Entergy Nuclear Holding Company #1
   Entergy Nuclear Holding Company #3
   Entergy Nuclear Indian Point 2, LLC
   Entergy Nuclear Indian Point 3, LLC
   Entergy Nuclear New York Investment Company I
   Entergy Nuclear New York Investment Company II
   Entergy Nuclear New York Investment Company III
   Entergy Nuclear Operations, Inc.
   Entergy Nuclear Vermont Investment Company
   Entergy Nuclear Vermont Yankee, LLC
   Entergy Nuclear, Inc.
   Entergy Operations Services, Inc.
   Entergy Operations, Inc.
   Entergy PTB Holding Company
   Entergy Retail Holding Company
   Entergy Retail Louisiana LLC -A
   Entergy Retail Texas, Inc.
   Entergy Select LLC
   Entergy Solutions Management Services LLC
   GSG& T, Inc.
   Southern Gulf Railway Company
   System Energy Resources, Inc.
   System Fuels, Inc.
   TLG Services, Inc.

   President and Chief Financial Officer of:
   Entergy International Holdings LTD LLC
   Entergy International Investments No. 2 LTD LLC
   Entergy International LTD LLC
   Entergy Victoria, Inc.
   Entergy US DB I LLC
   Entergy US DB IV LLC
   Entergy Technology Holding Company
   Entergy Technology Company
   EN Services I Corporation
   Entergy Power Ventures Corp II

   President and Chief Executive Officer of:
   Entergy Wireless Company

   Executive Vice President of:
   Entergy Power International Holdings Corporation
   Entergy Ventures Holding Company, Inc.
   Entergy Global Power Operations Corporation

   Management Committee:
   Entergy MHK Investments LLC
   Entergy Retail Louisiana LLC-A
   Entergy Select LLC

   Manager of:
   Prudential Oil & Gas LLC

   President of:
   Entergy UK Enterprises Limited
   Director, President, CFO of EN Services I Corporation

   My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy
   Regulatory Commission and members, officers and employees of such Commissions.

   The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5( Compensation received during the prior year and to be received a) during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                     Salary or other compensation
        Name of      During Prior    To be    Person or company
       Recipient         Year      received  from whom received
                         (a)          (b)     or to be received
    C. J. Wilder       $16,000      $18,667   Entergy Services, Inc.

5( Basis for compensation if other than salary.
b)

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

   (a) Total amount of routine       $800
       expenses charged to client:
   (b) Itemized list of all other    No other expenses
       expenses:

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 2002 and as a supplemental statement to such advance statement.

(Signed)  /s/ C. John Wilder      Dated:  January 21, 2003